October 19, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel
Re:	Radient Pharmaceuticals Corporation
Amendment No. 5 to Schedule 14A Filed August 31, 2010
Form 10-K/A for the Year Ended December 31, 2009 Filed May 3, 2010
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated October 7, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
From 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
Item 1. Financial Statements
Note 6 — Debt, page 15
1.	Refer to your response to comment five. Please provide the following information with respect to your derivatives recorded in connection with the warrants and conversion features relating to the four closings in March and April 2010.
A.	For each warrant or conversion feature, explain what caused the equity instrument not to be indexed to its own stock. Include references to the specific paragraphs within the authoritative literature that supports this accounting treatment.
Response:
Each of the conversion features and warrants issued in the First through Fourth Closings included provisions that reset the conversion price of the debt or exercise price or the warrants based on whether the Company issues common stock at a lower price in the future. These “down-round protection” are consistent with the example in ASC 815-40, Example 9.

In Example 9, it states that the conversion features and warrants are not considered indexed to a company’s stock, based on the following evaluation:
•	“The settlement amount would not equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price... The settlement amount of the [conversion features or warrants] can be affected by future equity offerings undertaken by the [entity] at the then-current market price of the related shares or by the contractual terms of other equity-linked financial instruments issued in a subsequent period. The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares.”
In an example scenario, if the Company issued common stock in the future at a lower price than the current Floor Price of $0.28 per share, the Floor Price would adjust and the number of shares issuable to the holder would increase significantly. If the Floor Price was adjusted to certain lower amounts, the Company would potentially have insufficient unissued authorized shares to be able to issue the holders. To that end, we are seeking shareholder approval to increase our authorized capital by 100,000,000 shares at the shareholder meeting we expect to have on November 15, 2010.
B.	Confirm our understanding that a derivative liability was recorded for each warrant and conversion feature.
Response:
We confirm to you that derivative liabilities were established for each warrant and conversion feature in the First, Second, Third, and Fourth Closings.
C.	It appears that based on the terms of the instruments, the exercise price of some of the warrant issuance is fixed due to the language “the higher of” in the agreements and the stock price on the date of issuance. Please explain why the issuances are not indexed to their own stock if the exercise price is fixed on day one. In this respect, we understand that the final agreements may not have been provided. If that is the case, please file the final agreements and provide a separate analysis for each closing for us based on the final agreements. Cite the relevant Exhibit number and sub-sections of the agreement used in your conclusion.

Response:
On October 8, 2010, we filed an 8-K/A that included an exhibit (exhibit 10.3) for the correct form of the warrants issued under the Second, Third, and Fourth Closings.
For the Second, Third, and Fourth Closings, we issued warrants that contained a stated exercise price (either $0.38, $0.28, or $0.89 per share) and that also included the following language in section 5.3 of warrant agreements, entitled Computation of Adjusted Exercise Price:
“Commencing on the Issue Date and continuing until this Warrant is either exercised in full or expires, in case the Company shall at any time after the date hereof issue or sell any (a) shares of Common Stock or preferred shares convertible in Common Stock, or (b) debt, warrants, options or other instruments or securities which are convertible into or exercisable for shares of Common Stock, in each case for consideration (or with a conversion price) per common share less than the Exercise Price in effect immediately prior to the issuance of sale of such securities or instruments, or without consideration, then forthwith upon such issuance or sale, the Exercise Price shall (until another such issuance or sale) be automatically reduced to the price (calculated to the nearest full cent) equal to the price (or conversion price) of any such securities or instruments.”
This section of the agreement notes the “down-round protection” of the warrants in the Second, Third, and Fourth Closings, consistent with Example 9 of ASC 815-40.
In the First Closing, the terms of the warrant issued were different than the Second, Third, and Fourth Closings. In the warrant agreement for the First Closing it states the following under the definition of the exercise price:
“ ‘Exercise Price’ shall mean the higher of: (i) one hundred five percent (105%) of the average VWAP (volume weighted average price) for the five (5) Trading Days immediately before the Issuance Date; and the Floor Price in effect on the Exercise Date (as defined in the Note).”
In the related Convertible Promissory Note agreement, section 4, entitled Floor Price, it states that the Floor Price (initially $0.28 per share) can be adjusted down to a lower price if the Company sells common stock or instruments convertible into or exercisable for common shares, or enters into any exchange or settlement agreements to do the same at less than $0.28 per share.

We noted that one hundred five percent (105%) of the average VWAP (volume weighted average price) for the five (5) Trading Days immediately before the Issuance Date was $0.23 per share and the Floor Price on the Issuance Date was $0.28 per share.
As the higher per share amount was the Floor Price on the issuance date and also noting that the Floor Price contained a “down-round protection,” we believe that the warrant issued in the First Closing needed to be accounted for as a derivative instrument, under ASC 815.
D.	Confirm that the valuation analysis for the binomial method calculation was based on the final agreements.
Response:
We confirm that the valuation analysis for the binomial method calculation was based on the final agreements.
E.	The significant increase in volatility as well as the change in the period used in your revised calculation did not result in a significant change in the derivative liability, interest expense or gain. Please explain why the change in the assumptions does not appear to have significantly affected your financial statements. Also, please confirm that the volatility was observed on a consistent basis under each model (i.e. daily, weekly, monthly).
Response:
The conversion features embedded within the notes include an upside limitation feature in that the conversion price (“CP”) is always the greater of 80% of the expected VWAP or the floor price (“FP”). Hence, as the stock price moves higher, particularly so with higher volatility, the CP moves in lock-step with the stock price and thereby limits the gain available to the holder. Accordingly, the higher volatility does not impact the value of the embedded conversion features. Conversely, the warrants for the most part do not include a similar feature and the increased volatility did result in a higher value per warrant. For example, when the volatility was based on a 52 week period, the warrants attached to the First Closing valued as of the issuance date of March 22, 2010, was valued at $0.07 per share. But, when the volatility was calculated based on a period of time commensurate with the remaining life of that warrant, thereby increasing the volatility, the warrant value increased to $0.16 per share.

The new lattice model in all cases uses volatility computations based on a period of time commensurate with the remaining life of the option or warrant being analyzed. Volatility was observed on a weekly basis under each model.
F.	It appears that certain terms in Note 6 in the June 30, 2010 Form 10-Q relating to the warrant and conversion features differ from the agreements on file. Please confirm that all the terms are consistent with the final agreements.
Response:
The Company inadvertently disclosed certain terms in Note 6 in the June 30, 2010 10-Q relating to the warrant and conversion features that are different from the final agreements. The Company will revise its filing for the quarterly period ended June 30, 2010 and will ensure that all future filings include the correct terms for the warrant and conversion feature as presented in the attached document “Exhibit A”. The new disclosures of the terms as proposed in Exhibit A are consistent with the final agreements.
G.	Confirm that the expected term used in the calculation of the binomial method is the same as the contractual term of the underlying equity issuances.
Response:
We confirm that the expected term used in the calculation of the binomial method is the same as the contractual term of the underlying convertible debt and warrant issuances.

H.	Explain why the value of the derivative liability calculated under the binomial method decreased compared to the Black-Scholes method calculation. In this regard, if the assumptions used in the Black-Scholes model changed from what was previously provided, provide a Black-Scholes method calculation for each issuance using the correct assumptions for comparison with the revised binomial method calculation.
Response:
The Black-Scholes model is static and provides for the input of a singular exercise price, and inherently assumes unlimited upside potential gain for the holder of the instrument. That is, the value of the instrument increases without bound as the stock price moves above the exercise price. The conversion features embedded within the notes, by contrast, include an upside limitation feature in that the conversion price (“CP”) is always the greater of 80% of the expected VWAP or the floor price (“FP”). Hence, as the stock price moves higher the CP moves in lock-step with the stock price and thereby limits the gain available to the holder. Accordingly, we intuitively expect that the lattice model would, therefore, produce a value result lower than that of the Black-Scholes model.
I.	Explain to us what effect the probability of the triggering events occurring within the calculation of the binomial method had on the final value.
Response:
The lattice model does not include the probability of a triggering event.
We record the effects of penalties associated with a triggering event in the period incurred. For example, due to the triggering event that occurred on June 1, 2010, the Company increased the principal amount of the debt from the First, Second and Third Closings by 25% and recorded same in interest expense. As the principal of the convertible debt increased, the number of potentially issuable shares also increased under the terms of the notes. The additional shares potentially issuable were multiplied by the computed per share value based on the binomial lattice model to arrive at the total derivative liability value on that date. If future triggering events occur we will record them in that future period.

J.	With respect to the April 26, 2010 closing, we note that certain investors in the 2009 Registration Direct Offering exercised their Right of Participation and were issued shares of the Company’s common stock exercisable at $0.28 per share. Please tell us whether the terms of these warrants contained the same conversion and exercise features as the other warrant in the various closings; if not, please clarify for us and in your disclosure, the terms of such instruments and support your accounting treatment for these instruments.
Response:
We confirm to you that the investors that exercised their Right of Participation and were issued warrants exercisable at $0.28 per share with respect to the April 26, 2010 closing contained the same features as the other warrants in the Second, Third, and Fourth Closings. They included the same “down-round protection” related to exercise price that the other warrants contained.
Note to the SEC reviewers:
Cashless Exercise Provision in Warrant Agreements
Subsequent to the last comment letter we received from the SEC on October 7, 2010, we conducted further analysis and consulted with our valuation firm regarding the cashless provision associated with the First, Second, Third, and Fourth Closings. Based on information received and our analysis thereof, we determined this provision has additional value to the warrant holders. In section 2.1(b) of each of the warrants, it states the following:
“Notwithstanding any other provision contained herein to the contrary, at any time prior to the Expiration Date if and only if there is no then effective registration statement for the Warrant Shares, the Holder may elect a ‘cashless’ exercise of this Warrant for any Warrant Shares whereby the Holder shall be entitled to receive a number of shares of Common Stock equal to (x) the excess of the Current Market Value (as defined below) over the aggregate Exercise Price of the portion of the Warrant then being exercised, divided by (y) the Adjusted Price of the Common Stock.”
(Capitalized terms noted in the paragraph above are defined in the warrant agreement.)
In applying the formula stated above, we noted that, in some instances, the formula computes additional warrant shares owed to the warrant holder. In one example, warrant holders was issued warrants to purchase approximately 4,700,000 shares of common stock (which represents the aggregate amount stated on the face of the warrant agreements) but upon applying the stated formula as of a certain date, the warrant holders were entitled to receive approximately 5,700,000 shares of common stock (approximately 1,000,000 share increase) under the provision noted above. Notwithstanding to the formula, the Company’s position is that the number of warrants issuable thereunder is to be capped at the amount as stated in the warrant agreement which represents the aggregate amount; it should also be noted that thus far, investors who have submitted a cashless exercise agreed with such a cap.

Upon discovery of this anomaly in the formula, we engaged our valuation specialist to examine this issue and assist the Company in determining the affect this provision would have on the ending derivative liability balances as of the grant date for each Closing, March 31, 2010 and June 30, 2010. Our valuation specialist noted that this provision does not directly impact the binomial lattice model, but rather it impacts the number of shares issuable to the warrant holders. The number of additional warrant shares was multiplied by the per share price under the binomial lattice model as calculated as of the grant date, March 31, 2010, and June 30, 2010. The Company performed detailed computations related to this formula as of the grant date for each Closing, March 31, 2010 and June 30, 2010 arriving at what it believes are the values for these cashless exercise provisions at each date. After discussions and consultations with our valuation specialist, we believe that these cashless exercise provisions contained in the warrant agreements have the following values as of the following dates:

• Grant date — First Close (3/22/2010)	$—
• Total value, March 31, 2010	$—
• Grant date — Second Close (4/8/2010)	$—
• Grant date — Third Close (4/13/2010)	$1,608,229
• Grant date — Fourth Close (4/26/2010)	$—
• Total value, June 30, 2010	$1,191,491
Corrections in the Binomial Lattice Model
For the September 30, 2010 quarter end, we engaged our valuation specialist to update the binomial lattice model as of the end of such quarter. As they were updating the binomial lattice model, a formula error was noted which was included in two of the 150 lattice grids related to two of the warrants (Alpha and Whalehaven). The binomial valuations for the balance of the warrants and for all of the embedded conversion features did not change. This formula error affected the computations for Alpha and Whalehaven as of December 31, 2009, March 31, 2010, and June 30, 2010. Due to this formula error, the binomial lattice model was updated (“Third Binomial Model Valuation”). The impact of the Third Binomial Model Valuation on these warrants were not considered material to the financial statements as of December 31, 2009, and March 31, 2010 (see below). We recorded additional expense from the Second Binomial Model Valuation of $832,445 as change in fair value of derivatives for the period ended June 30, 2010.
Summary of Significant Changes to June 30, 2010 10Q.
As a summary of the changes from the original 10-Q that was filed for the period ended June 30, 2010 to the Third Binomial Model Valuation, we noted the following changes to our balance sheet and statement of operations as of June 30, 2010 and for the six months then ended:
•	As of June 30, 2010, our derivative liabilities were reduced by $5,369,650, from $22,119,563 to $16,749,913.
•	For the six months ended June 30, 2010, our interest expense was reduced by $12,382,204, from $34,312,584 to $21,930,380. (see our updated restatement footnote and disclosures for the details of interest expense and the effects on the Statements of Operations and Cash Flows)

•	For the six months ended June 30, 2010, our gain on the change in fair value of derivative instruments was reduced by $7,105,973, from $9,093,564 to $1,987,591.
We shall update our 10Q for the quarter ended June 30, 2010 to reflect these changes, as shown in Exhibit B through F attached herein.

We also examined the effect of using the Third Binomial Model Valuation for valuing certain of our derivative instruments for the periods ended December 31, 2009 and March 31, 2010. For the year ended December 31, 2009, the effect would be to increase net loss from continuing operations by $33,083 (or 0.3% of the net loss from continuing operations for that year). For the quarter ended March 31, 2010, the effect would be to increase the net loss from continuing operations by $40,229 (or 1.5% of the net loss from continuing operations for that quarter). It is our belief that the judgment of a reasonable person relying upon this information will not change or be influenced by a re-statement at such periods. Accordingly we do not intend on filing amendments for these noted changes.
As a result of the foregoing, we have attached to this response letter the affect of these amounts to the June 30, 2010 10-Q in Exhibits B through F.
Item 2. Management’s Discussion and Analysis of Financial Condition & Results of Operation
Six Months Ended June 30, 2010, Page 33
2.	Refer to the Exhibits provided in response to comment eight. Please note we may have additional comments pending the resolution of the comment above and the actual amendment of the filing.
Response: Noted.
We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours, LESER HUNTER TAUBMAN & TAUBMAN
/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Mr. Douglas C. MacLellan

Exhibit A
Revisions to Note 6
Note and Warrant Purchase Agreements- March and April 2010
During the six month ended June 30, 2010, the Company completed four closings of convertible note and warrant purchase agreements, aggregating to approximately $11 million as follows (the “2010 Closings”):

				Minimum
				Conversion	Maximum	Warrants
	Face Value of			Price Per	Shares		Minimum
Date of	Convertible			Share at	Issuable upon		Exercise
Issuance	Notes	Discounts	Gross Proceeds	Issuance Date	Conversion	Number	Price
	[1]	[2]		[3]		[5]
First Closing 3/22/2010	$925,000	$(385,000)	$540,000	$0.28	3,303,571	1,100,000	$0.28	[6]
Second Closing 4/8/2010	5,490,165	(2,285,165)	3,205,000	$0.28	19,607,732	6,528,213	$0.38	[7]
Third Closing 4/13/2010	3,957,030	(1,647,030)	2,310,000	$0.28	14,132,250	4,705,657	$0.38	[7]
Fourth Closing 4/26/2010 [4]	599,525	(249,525)	350,000	$0.28	2,141,161	712,949	$0.28	[7]
Fourth Closing 4/26/2010	85,645	(35,645)	50,000	$0.28	305,875	101,849	$0.89	[7]

	$11,057,365	$(4,602,365)	$6,455,000		39,490,589	13,148,668

[1]	The Company also entered into a Registration Rights Agreement with the Lenders pursuant to which the Company agreed to file a registration statement by May 3, 2010, registering for resale of all of the shares underlying the 2010 Financing Convertible Notes and the 2010 Financing Warrants. If the Company failed to file the registration statement timely or failed to have it declared effective timely pursuant to the terms of the Registration Rights Agreement, each such event would have been deemed a trigger event under the 2010 Financing Convertible Notes. The Company timely filed the initial registration statement on May 3, 2010, but it has not yet been declared effective. Therefore, a trigger event under the terms of the notes issued in the First Closing, Second Closing and Third Closing occurred (the “June 1 Trigger Event”) (the Registration Rights Agreement for the Fourth Closing requires us to have the Registration Statement effective by August 31, 2010). The total amount of 2010 Financing Convertible Notes issued in the first three closings was originally $10,372,195; as a result of the June 1 Trigger Event, the principal amount of such notes is now $13,189,490 which represents 125% of the outstanding principal and accrued interest prior to the event.

[2]	In addition to scheduled debt discounts, the Company incurred debt issuance costs of approximately 13% of the proceeds of these financings.

[3]	The number of shares of common stock to be issued upon such conversion shall be determined by dividing (a) the amount sought to be converted by (b) the greater of (i) the Conversion Price (as defined below) at that time, or (ii) the Floor Price (as defined below). The Conversion Price is equal to 80% of the volume-weighted average price for the 5 trading days ending on the business day immediately preceding the applicable date the conversion is sought, as reported by Bloomberg, LP, or if such information is not then being reported by Bloomberg, then as reported by such other data information source as may be selected by the lender. The Floor Price is initially equal to $0.28 per share, subject to adjustment upon the occurrence of certain events, including recapitalization, stock splits, issuance of equity securities for a price less than the Floor Price and similar corporate actions.

[4]	As part of the closing on April 26, 2010, certain investors in the 2009 Registered Direct Offering exercised their Right of Participation and purchased $599,525 of the Notes issued in that closing and the Company issued such participants warrants to purchase up to 712,949 shares of the Company’s common stock exercisable at $0.28 per share (the remainder of the participants in the Fourth Closing received warrants exercisable at $0.89 per share).

[5]	At any time prior to the expiration date of the warrant, if and only if there is no then effective registration statement covering the warrant shares, the Holder may elect a “cashless” exercise of this warrant for any warrant shares whereby the Holder shall be entitled to receive a number of shares of common stock equal to (x) the excess of the Current Market Value over the aggregate Exercise Price of the portion of the Warrant then being exercised, divided by (y) the Adjusted Price of the Common Stock (as these terms defined in the warrant agreement). This formula, as it contains variables that are directly linked to changes in the market price of our shares, and depending on the market price of the share on the date of exercise, might result in the Company having to issue additional number of shares than what is indicated in the table above.

[6]	The exercise price of the warrants issued in the First Closing equals the higher of: (i) 105% of the VWAP for the five trading days immediately preceding the date the Company issued the Warrants; or (ii) the Floor Price (as defined in the First Closing Note).

[7]	The exercise price of the warrants issued in the Second, Third and Fourth Closings, can be adjusted down (down-round protection) to a lower price if the Company sells common stock or instruments convertible into or exercisable for common shares in the future at a lower price than the exercise price.
     The private financing described herein was made pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Sections 3(a)(9) and 4(2) of the Securities Act and Rule 506 of Regulation D promulgated hereunder. In addition to the discounts and fees listed above, the Company paid an aggregate of approximately $1,003,500 in finder’s and legal fees for the note financings. The securities issued have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. A Form S-1 Registration Statement to register the shares issuable pursuant to the note financings was filed on May 3, 2010, but has not yet been declared effective.
     Each of the convertible notes issued in the four 2010 Closings, (collectively “Notes”) matures one year from the date of issuance and carries an original issue discount. The Lenders have the right, at their sole option, to convert the Notes, in whole or in part into shares of the Company’s common stock.
     If, during the term of the Notes, the average closing bid price of the Company’s common stock for at least 20 of the immediately preceding 30 trading days equals or exceeds $1.25, then on 20 days’ irrevocable notice, and subject to certain conditions set forth in the Note, the Company can cause the Lenders to convert the outstanding balance of the Notes into shares of common stock. The number of shares of common stock to be so delivered shall not exceed an amount equal to the product of the average daily volume of common stock traded on the primary exchange for common stock during the 20 prior trading days as of the mandatory conversion determination date multiplied by twenty.
     Interest on the unpaid principal balance of the Notes shall accrue at the rate of 12% per annum, which shall increase to 18% upon the occurrence of a trigger event, as that term is defined in the Notes. Pursuant to the terms of the First, Second and Third Closing, a trigger event occured when the Registration Statement the Company filed on May 3, 2010 was not declared effective by June 1, 2010 and therefore the interest on the notes issued in those three Closings increased to 18% per annum. The terms of the Fourth Closing require us to have the registration statement declared effective by August 31, 2010 and therefore a Trigger Event did not occur with respect to the notes issued in the Fourth Closing as of the date of this Report. Commencing on the 6 month anniversary of the Notes and each 90 days thereafter on which a payment of interest is due and continuing on the first day of every third month thereafter until the one year anniversary of the Note, the Company shall pay the lenders all interest, fees and penalties accrued but unpaid under the Notes as of such date. Pursuant to the terms of the Notes, the Company shall also pay lenders six equal payments representing one-twelfth of the principal amount of the Notes, commencing on the six month anniversary of the Notes and continuing thereafter until the Maturity Date, when the Company shall pay all remaining principal and interest, in cash. The Company maintains the right to make any and all of the six payments, at the Company’s option, in cash or shares of common stock at the greater of the Floor Price or 80% of the volume-weighted average price for the 5 trading days ending on the business day immediately preceding the applicable payment date.

     Notwithstanding any other terms to the contrary, pursuant to the terms of the Notes, the Company must pay all amounts due under the Notes in cash unless all of the following conditions are met: (i) a payment in common stock would not cause an individual lenders’ beneficial ownership of common stock to exceed 9.99% of the Company then outstanding shares of common stock; (ii) the Company received NYSE Amex listing approval for the common stock issuable under the Notes; (iii) not less than seven calendar days prior to the applicable payment date, the Company shall have notified the Lenders that the Company intend to make such payment in common stock; (iv) (a) the common stock to be issued have been registered under the Securities Act of 1933, as amended, or (b) (A) Rule 144 promulgated hereunder is available for their sale, (B) the Company provided to the Lenders (prior to the delivery of the common stock on the applicable payment date) an attorney’s opinion, in a form acceptable to the lenders, which provides that Rule 144 is available for the sale of the common stock, (C) the Company is current on all of the Company Securities and Exchange Commission reporting obligations, and (D) the Company is not subject to an extension for reporting the Company quarterly or annual results; (v) the closing bid price for the common stock on the business day on which notice is given is greater than the Floor Price divided by 80%; and (vi) neither an Event of Default nor a Trigger Event shall have occurred.
The Warrants issued in connection with the Notes have a term of five years. The Warrant exercise price for the First Closing is initially exercisable at the higher of: (i) 105% of the average volume-weighted average price (the “VWAP”) for the five trading days immediately preceding the date the Company issued the Warrants; and (ii) the Floor Price (as defined in the First Closing Note), which is subject to adjustment. The Warrant exercise prices for the Second, Third and Fourth Closings are different from the Warrant exercise price in the First Closing in that these are initially fixed at a stated price ranging from $0.28, $0.38 and $0.89 as shown in the above table. The exercise price in the Second, Third and Fourth Closings and the Floor Price in the First Closing, can be adjusted down to a lower price if the Company sells common stock or instruments convertible into or exercisable for common shares in the future at a lower price than the exercise price or the Floor Price. Additionally, the Lenders may exercise the Warrants via a cashless exercise only if a registration statement for the Warrant shares is not in effect at the time of the exercise. The number of shares each holder is entitled to under the cashless exercise equals (x) the excess of the Current Market Value over the aggregate Exercise Price of the portion of the Warrant then being exercised, divided by (y) the Adjusted Price of the Common Stock (as these terms are defined in the warrant agreement). This formula, as it contains variables that are directly linked to changes in the market price of our shares, and depending on the market price of our shares on the date of exercise, resulted in the Company having to issue approximately 1,000,000 of additional warrant shares as of June 30, 2010 than what is indicated in the table above. Pursuant to the terms of the Warrants, the Company will not affect the exercise of any warrants, and no warrant holder has the right to exercise his/her Warrants, if after giving effect to such exercise, such person would beneficially own in excess of 9.99% of the then outstanding shares of the Company’s common stock. Additionally, since the Company is listed on the NYSE Amex, the Company is required to obtain stockholder approval to issue more than 19.99% of the Company issued and outstanding common stock at a discount from book or market value at the time of issuance (“19.99% Cap”), which as of the date of the First Closing equals 5,085,308 shares, as of the Second and Third Closing equals 5,367,529 shares, and as of the Fourth Closing equals 5,919,395 shares of the Company common stock. If the Note and Warrant issued pursuant to the First Closing are fully converted and exercised (but no shares of the Company common stock are issued in payment of interest on the Note), then the Company will issue 4,403,571 shares of the Company common stock, which represents 17.3% of the Company issued and outstanding common stock. If the Notes and Warrants issued in the Second and Third Closings are fully converted and exercised (but no shares of the Company’s common stock are issued in payment of interest on the Notes), then the Company may possibly issue up to a total of 44,973,850 shares of the Company’s common stock, which exceeds 19.99% of the Company issued and outstanding common stock. If the Notes and Warrants issued in the Fouth Closings are fully converted, at the floor price, and exercised (but no shares of the Company’s common stock are issued in payment of interest on the Notes), then the Company may possibly issue up to a total of approximately 3,261,834 shares of the Company’s common stock, which exceeds 19.99% of the Company issued and outstanding common stock. Accordingly, the Company is required under the terms of the Notes to obtain Stockholder Approval, on or before July 15, 2010 for the First Closing and on or before August 31, 2010, for the Second, Third and Fourth closing. As of July 31, 2010, the Company did not obtain Stockholder Approval. However, the Company agreed to seek Stockholder Approval at the Company’s next meeting of stockholders. The Company is making every effort to hold its annual shareholder meeting, and obtain the required approval on August 31, 2010. Although we have responded to all previously received SEC comments, due to the permissible SEC comment period, the Company may not be cleared to file and mail its definitive proxy statement timely for an August 31, 2010 meeting. If the Company is unable to have the meeting and obtain the required approval, an Event of Default under the Notes shall occur. The Company is not required to issue any shares above the 19.99% Cap, if such 19.99% Cap is applicable, until the Company receives the Stockholder Approval of same.

     Pursuant to an Addendum to the Note and Warrant purchase Agreement the Company entered into in the Second Closing, in the event (i) any Lender in the Second Closing attempts to convert the Notes or exercise the Warrant prior to the Company’s receipt of Stockholder Approval and NYSE Amex approval and (ii) such conversion or exercise would require the Company to issue shares in excess of 19.99% of the Company outstanding common stock to any Lender in the Second Closing at any time (after reserving 4,403,571 shares for issuance to the lender of the First Closing), then the Company shall not be obligated to issue any shares that would be in excess of the 19.99% Cap until required approvals are obtained from the stockholders and NYSE Amex.
     NYSE Amex approved the application for listing on April 19, 2010 for the shares issuable on conversion of the Notes and Warrants in the First Closing. The Company has applied for listing of the shares issuable pursuant to the Second, Third and Fourth Closing, but has not yet received listing approval for the Second, Third and Fourth Closings.
     In accordance with its Registration Rights Agreement with the Lenders, the Company filed a registration statement on May 3, 2010, registering for resale all of the shares underlying the Notes and the Warrants, as well as shares issuable under the Notes and Warrants pursuant to potential adjustments that may occur pursuant thereto and shares of common stock issuable as interest payments. Pursuant to the terms of the Registration Rights Agreement, the Company’s obligation to register all such shares was satisfied by the registration of that number of shares of common stock which is at least equal to the sum of (i) the principal amount of the note plus one year of interest at the rate of 12% divided by the Floor Price of the Note, which is $0.28 and (ii) the number of shares of common stock underlying the Lender’s Warrants.
     Upon a Triggering Event, as defined in the Notes, the outstanding balance of the Notes shall immediately increase to 125% of the then owing principal and unpaid interest balance, and interest shall accrue at the rate of 1.5% per month. Upon an Event of Default, as defined in the Notes, the Lender may declare the unpaid principal balance together with all accrued and unpaid interest thereon immediately due and payable. However, all outstanding obligations payable by the Company shall automatically become immediately due and payable if the Company becomes the subject of a bankruptcy or related proceeding.
     As noted above, since the registration statement, registering all of the securities issuable in the First, Second and Third Closings, was not declared effective by June 1, 2010, a trigger event under the terms of the notes issued in the First , Second and Third Closings occurred (the “June 1 Trigger Event”). The total amount of 2010 Financing Convertible Notes issued in the first three closings was originally $10,372,195; as a result of the June 1, 2010 Trigger Event, the principal amount of such notes was increased to $13,189,490. In addition pursuant of the terms of the Registration Right Agreement, the Company recorded an additional $370,000 as interest expense as a result of June 1, 2010 Trigger Event, which represents the maximum amount of $10,000 payable to each convertible Note Holder.
     On March 22, 2010, the Board of Directors authorized the Company to enter into a Note and Warrant Purchase Agreement (“Purchase Agreement”) with one accredited investor (“ISP Holdings” or “First Closing”) pursuant to which the Company issued the Lender in the First Closing a Convertible Promissory Note in the principal amount of $925,000 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events (the agreement is limited to a maximum of two triggering events).

The Purchase Agreement includes a five year warrant (major terms of warrant are detailed above) to purchase up to 1,100,000 shares of the Company’s Common Stock at an exercise price equal to the higher of: (i) 105% of the VWAP for the five trading days immediately preceding the date the Company issued the Warrants; and (ii) the Floor Price (as defined in the First Closing Note). The Note carries a 20% original issue discount and matures on March 22, 2011. The Company agreed to pay $200,000 to the Lender in the First Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the Note at the closing of the transaction. As a result, the total net proceeds the Company received were $403,000, after payment made directly by Lender in the First Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The Lender in the First Closing may convert the Note, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to the greater of the Floor Price (as defined in the Note) or 80% of the VWAP for the five (5) Trading Days ending on the business day immediately preceding the applicable date of conversion. The embedded conversion feature of the convertible debt and Warrants are recorded as derivative liabilities in accordance with relevant accounting guidance due to the down-round protection of the conversion price of the debt and the exercise price of the warrants. The fair value on the grant date of the embedded conversion and warrants amounted to $85,796 and $180,369, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010 was not declared effective by June 1, 2010, the Company increased the principal amount of the convertible note by $267,860, which includes a 25% increase of the outstanding balance prior to the June 1, 2010 Trigger Event, an additional $10,000 related to the default required in accordance with the Registration Rights Agreement, and interest calculated up to the Trigger Event. Per the terms of the convertible note agreement and our agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note allow for non-standard anti-dilution (“down-round protection”), the Company also recorded additional derivative liabilities for the embedded conversion feature of the additional principal and interest of $65,822 on June 1, 2010.
On April 8, 2010, the Company entered into Note and Warrant Purchase Agreements (“Purchase Agreements”) with accredited investors (“Second Closing”) pursuant to which the Company issued the Lenders in the Second Closing a Convertible Promissory Note in the principal amount of $5,490,165 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events (the agreement is limited to a maximum of two triggering events). The Purchase Agreement includes a five year warrant (major terms of warrant are detailed above) to purchase up to 6,528,213 shares of the Company’s Common Stock at an initial exercise price of $0.38. The Note carries a 20% original issue discount and matures in April 8, 2011. The Company agreed to pay $2,285,165 to the Lenders in the Second Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the Note at the closing of the transactions. As a result, the total net proceeds the Company received were $3,195,000, after payments made directly by Lenders in the Second Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The Lenders in the Second Closing may convert the Notes, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to the greater of the Floor Price (as defined in the Note) or 80% of the VWAP for the five (5) Trading Days ending on the business day immediately preceding the applicable date of conversion. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance due to the down-round protection of the conversion price of the debt and the exercise price of the warrants. The fair value on the grant date of the embedded conversion and warrants amounted to $2,448,402 and $4,137,778, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010 was not declared effective by June 1, 2010, the Company increased the principal amount of the convertible note by $1,742,121, which includes a 25% of the outstanding balance prior to the June 1, 2010 Trigger Event, an additional $250,000 related to the default required in accordance with the Registration Rights Agreement, and interest calculated up to the Trigger Event. Per the terms of the convertible note agreement and the Company’s agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note allow for non-standard anti-dilution (“down-round protection”), the Company also recorded additional derivative liabilities for the embedded conversion feature of the additional principal and interest of $381,393 on June 1, 2010.

On April 13, 2010, the Company entered into Note and Warrant Purchase Agreements (“Purchase Agreements”) with accredited investors (“Third Closing”) pursuant to which the Company issued the Lenders in the Third Closing a Convertible Promissory Note in the principal amount of $3,957,030 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events (the agreement is limited to a maximum of two triggering events). The Purchase Agreement includes a five year warrant (major terms of warrant are detailed above) to purchase up to 4,705,657 shares of the Company’s Common Stock at an initial exercise price of $0.38. The Note carries a 20% original issue discount and matures in April 13, 2011. The Company agreed to pay $1,647,030 to the Lenders in the Third Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the Note at the closing of the transactions. As a result, the total net proceeds the Company received were $2,310,000, after payments made directly by Lenders in the Third Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The Lenders in the Third Closing may convert the Notes, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to the greater of the Floor Price (as defined in the Note) or 80% of the VWAP for the five (5) Trading Days ending on the business day immediately preceding the applicable date of conversion. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance due to the down-round protection of the conversion price of the debt and the exercise price of the warrants. The fair value on the grant date of the embedded conversion and warrants amounted to $1,147,985 and $7,422,655, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010, was not declared effective by June 1, 2010, the Company increased the principal amount of the convertible note by $1,177,314, which includes 25% of the outstanding balance prior to the June 1, 2010 Trigger Event, an additional $110,000 related to the default required in accordance with the Registration Rights Agreement, and interest calculated up to the Trigger Event. Per the terms of the convertible note agreement and the Company’s agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note payable allow for non-standard anti-dilution (“down-round protection”), the Company also recorded additional derivative liabilities for the embedded conversion feature of the additional principal and interest of $274,020 on June 1, 2010.
On April 26, 2010, the Company entered into Note and Warrant Purchase Agreements (“Purchase Agreements”) with accredited investors (“Forth Closing”) pursuant to which the Company issued the Lenders in the Forth Closing a Convertible Promissory Note in the principal amount of $685,170 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events (The agreement is limited to a maximum of two triggering events). The Purchase Agreement includes a five year warrant (major terms of warrant are detailed above) to purchase up to 712,949 shares of the Company’s Common Stock at an initial exercise price of $0.28 for two investors and up to 101,849 shares at an exercise price of $0.89 for the remaining two investors. The Note carries a 20% original issue discount and matures on April 26, 2011. The Company agreed to pay $285,170 to the Lenders in the Forth Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the Note at the closing of the transactions. As a result, the total net proceeds the Company received were $400,000, after payments made directly by Lenders in the Forth Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The Lenders in the Forth Closing may convert the Notes, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to the greater of the Floor Price (as defined in the Note) or 80% of the VWAP for the five (5) Trading Days ending on the business day immediately preceding the applicable date of conversion. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance due to the down-round protection of the conversion price of the debt and the exercise price of the warrants. The fair value on the grant date of the embedded conversion and warrants amounted to $148,374 and $698,988, respectively, as computed using the Binomial Lattice option pricing model.
The following events constitute Trigger Events under the terms of the Notes. Upon occurrence of any of these events, the Company will record a liability.
1) Decline in 5-day trailing average VWAP less than $0.20 at any given time;
2) Decline in 10-day trailing average daily dollar volume of the Common shares to less than $35,000 per day;
3) A judgment for an amount equal to or greater than $100,000;
4) Failure to file Registration Statement and have it declared effective by certain dates. We failed to have the Registration Statement declared effective timely and accounted for such occurrence.
5) Occurrence of Events of Default such as our failure to pay or make payments, failure to deliver conversion shares, breaches of covenants, incomplete or misleading representation and warranties, voluntary or involuntary bankruptcy, certain governmental actions and the failure to cure timely a Trigger Event.
In no event, may the events of a Trigger Event be applied more than two times.

Exhibit B
Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(restated)		(restated)
Net revenues	$45,552	$3,181,043	$82,394	$5,892,780
Cost of sales	8,178	2,150,405	30,113	3,735,978

Gross profit	37,374	1,030,638	52,281	2,156,802

Operating expenses:
Research and development	$243,779	332,779	294,815	425,463
Selling, general and administrative	2,768,978	3,784,801	4,124,160	6,375,570

	3,012,757	4,117,580	4,418,975	6,801,033

Loss from operations	(2,975,383)	(3,086,942)	(4,366,694)	(4,644,231)

Other income (expense):

Interest expense	(20,767,706)	(332,034)	(21,930,380)	(566,251)
Gain on change in fair value of derivative instruments	2,030,585	—	1,987,591	—
Impairment on investment in JPI	(2,761,993)	—	(2,761,993)	—

Other expense, net	(1,614)	(36,721)	(1,877)	(72,830)

Total other expense, net	(21,500,728)	(368,755)	(22,706,659)	(639,081)

Loss before provision for income taxes and discontinued operations	(24,476,111)	(3,455,697)	(27,073,353)	(5,283,312)

Provision for income taxes	—	417,165	—	527,667

Loss from continuing operations	(24,476,111)	(3,872,862)	(27,073,353)	(5,810,979)
Loss from discontinued operations, net	—	(4,222,696)	—	(3,975,670)

Net loss	$(24,476,111)	$(8,095,558)	$(27,073,353)	$(9,786,649)
Other comprehensive loss:
Foreign currency translation loss	—	(54)	—	(42,485)

Comprehensive loss	$(24,476,111)	$(8,095,612)	$(27,073,353)	$(9,829,134)

Basic and diluted loss per common share:
Loss from continuing operations	$(0.84)	$(0.24)	$(1.01)	$(0.37)
Loss from discontinued operations	$—	$(0.27)	$—	$(0.25)

Net loss	$(0.84)	$(0.51)	$(1.01)	$(0.61)

Weighted average common shares outstanding — basic and diluted	29,245,417	15,851,815	26,729,016	15,916,133

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

Exhibit C
Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2010	2009
	(restated)
Cash flows from operating activities:
Net loss	$(27,073,353)	$(9,786,648)
Less: income from discontinued operations	—	(3,975,670)

	(27,073,353)	(5,810,978)
Adjustments to reconcile net loss before discontinued operations to net cash provided by (used in) operating activities:
Depreciation and amortization	67,000	1,300,413
Amortization of debt discount and debt issuance costs	5,283,632	194,291
Impairment on investment in JPI	2,761,993	—
Interest expense related to fair value of derivative instruments granted	12,535,998	—
Incremental value of shares and warrants issued to former note holders	81,780	—
Additional principal added for triggering events	3,237,295	—
Share-based compensation related to options granted to employees and directors for services	173,758	154,056
Share-based compensation related to common stock and warrants expensed for services	1,620,789	314,310
Provision for bad debts	—	1,932,384
Change in fair value of derivative instruments	(1,987,591)	35,557
Changes in operating assets and liabilities:
Accounts receivable	—	5,116,069
Inventories	4,888	275,284
Prepaid expenses and other assets	130,726	(5,674,930)
Accounts payable and accrued expenses, salaries and wages	(1,438,290)	539,155
Income taxes payable	—	(412,035)
Deferred revenue	—	(87,720)

Net cash used in operating activities of continuing operations	(4,601,375)	(2,124,145)
Net cash provided by operating activities of discontinued operations	—	1,853,502

Net cash used in operating activities	(4,601,375)	(270,643)

Cash flows from investing activities:
Purchase of property and equipment	(15,123)	(2,034,324)

Net cash used in investing activities of continuing operations	(15,123)	(2,034,324)

Net cash used in investing activities	(15,123)	(2,034,324)

Cash flows from financing activities:
Proceeds from issuance of Senior Notes, net of cash issuance costs of $656,426	—	2,088,593
Proceeds from issuance of convertible debt, net of cash offering costs of $4,748,565	6,308,000	—
Proceeds from the exercise of warrants	818,488	—

Net cash provided by financing activities	7,126,488	2,088,593

Effect of exchange rates on cash	—	1,996

Net change in cash	2,509,990	(214,379)
Cash, beginning of period	12,145	2,287,283

Cash, end of period	$2,522,135	$2,072,904

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

Exhibit D
NOTE 13 — RESTATEMENT
The accompanying condensed consolidated balance sheet as of June 30, 2010, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2010, and condensed consolidated statement of cash flows for the six months ended June 30, 2010 have been restated to reflect the Company’s decision to move from the Black-Scholes option pricing model to the Binomial Lattice option pricing model for the valuation of the embedded conversion features and warrants issued in connection with the private financing the company conducted during 2010. The Company determined that the Binomial Lattice model more accurately valued the “down-round provisions”, or reset features included in the embedded conversion features and warrants. These embedded conversion features and warrants are accounted for as derivative instruments under the relevant accounting guidance. The Company believes the Binomial Lattice model provides a better estimate of fair value of the derivative instruments at their grant dates, triggering dates, and quarter ends.
In addition to the changes related to the change in valuing the derivatives, the accompanying interim financial statements have been restated to also include an increase in the impairment of the Company’s investment in JPI (described in [1] below) and other changes noted in [2] and [3] below. Below is a table that reconciles the amounts previously reported with the new restated amounts:

	As
	Previously
Effects of Restatements	Reported	Adjustment	As Restated
Balance Sheet as of June 30, 2010
Investment in JPI [1]	18,200,295	(462,288)	17,738,007
Accounts payable and accrued expenses [2]	1,291,315	(389,998)	901,317
Accrued interest expense [3]	777,240	5,770	783,010
Derivative liability [4]	22,119,563	(5,369,650)	16,749,913
Convertible notes, net of discount [5]	5,351,316	477,649	5,828,965
Accumulated deficit [6]	(84,325,849)	4,813,943	(79,511,906)
Total stockholders’ equity [6]	(5,237,230)	4,813,943	(423,287)
Statement of operations and comprehensive loss for the three months ended June 30, 2010
Interest expense [7]	(33,149,910)	12,382,204	(20,767,706)
Impairment on investment in JPI [1]	(2,299,705)	(462,288)	(2,761,993)
Gain on change in fair value of derivative instruments [8]	9,136,558	(7,105,973)	2,030,585
Loss from continuing operations	(29,290,054)	4,813,943	(24,476,111)
Net loss	(29,290,054)	4,813,943	(24,476,111)
EPS — basic and diluted — loss from continuing operations	(1.00)	0.16	(0.84)
EPS — basis and diluted — net loss	(1.00)	0.16	(0.84)
Statement of operations and comprehensive loss for the six months ended June 30, 2010
Interest expense [7]	(34,312,584)	12,382,204	(21,930,380)
Impairment on investment in JPI [1]	(2,299,705)	(462,288)	(2,761,993)
Gain on change in fair value of derivative instruments [8]	9,093,564	(7,105,973)	1,987,591
Loss from continuing operations	(31,887,296)	4,813,943	(27,073,353)
Net loss	(31,887,296)	4,813,943	(27,073,353)
EPS — basis and diluted — loss from continuing operations	(1.19)	0.18	(1.01)
EPS — basis and diluted — net loss	(1.19)	0.18	(1.01)

	As
	Previously
Effects of Restatements	Reported	Adjustment	As Restated
Statement of cash flows for the six months ended June 30, 2010
Cash flows from operating activities:
Net loss [1],[7],[8]	(31,887,296)	4,813,943	(27,073,353)
Adjustments to reconcile net loss before discontinued operations to net cash provided by (used in) operating activities:
Amortization of debt discount and debt issuance costs [7]	5,344,166	(60,534)	5,283,632
Impairment on investment in JPI [1]	2,299,705	462,288	2,761,993
Interest expense related to fair value of derivative instruments granted [7]	24,053,345	(11,517,347)	12,535,998
Additional principal added for triggering events [5]	2,877,295	360,000	3,237,295
Change in fair value of derivative instruments [4]	(9,093,564)	7,105,973	(1,987,591)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses, salaries and wages [2]	(273,967)	(1,164,323)	(1,438,290)
Supplemental Cash Flow Information
Supplemental disclosure of cash flow information:
Debt issuance costs included in accounts payable [9]	70,200	796,301	866,501
Debt discounts related to derivative liabilities [4]	6,333,138	(151,973)	6,181,165

[1]	This adjustment represents the allocation of the Company’s ownership interest of 97.46% from the valuation of the Company’s investment in JPI as of June 30, 2010.

[2]	Per the terms of the First, Second, and Third Closings of the 2010 convertible notes, the Company was required to file the registration statement and have it become effective as of June 1, 2010. The effectiveness of the registration statement did not occur. As a result and per the terms of the underlying registration rights agreements with the note holders of the First, Second, and Third Closings, the note holders were entitled to penalties of $10,000 each. The Company originally recorded these penalty amounts to accrued expenses in the amount of $390,000. However, the actual penalties as of June 30, 2010 were $370,000 and not $390,000, and the accompanying restated interim financial statements reflect this change, as well as a reclassification change to reclassify the penalties from accrued expenses to convertible notes. These penalty amounts are convertible into shares of common stock.

[3]	This adjustment represents the interest expense accrued for the month of June 2010 in connection with the additional principal added to the convertible debt balance as noted in item 2 above.

[4]	This adjustment represents the difference in value from the Black-Sholes option pricing model and that of the Binomial Lattice option pricing model as of June 30, 2010 of the embedded conversion features and warrants associated with the First, Second, Third and Fourth Closings in 2010 as well as the Whalehaven & Alpha warrants that were previously valued using the Black-Scholes option pricing model. This adjustment also includes the effects of the cashless exercise provision under the First, Second, Third and Fourth Closings.

[5]	This adjustment is related to (i) additional principal added to the First, Second and Third convertible debt balance and (ii) the effect of the Binomial Lattice Option Pricing Model on the debt discount recorded for the First Closing in 2010 resulting in a reduction in original debt discount.

[6]	This adjustment is the sum of all adjustments recorded to the Company’s condensed consolidated statement of operations and comprehensive loss related to the Company’s decision to move from the Black-Scholes option pricing model to the Binomial Lattice option pricing model during the period ended June 30, 2010.

[7]	This adjustment relates to the effects of using the Binomial Lattice option pricing model to value the embedded conversion features and warrants in connection with the First, Second, Third and Fourth Closings in 2010 on their grant dates, triggering dates, and quarter end dates.

[8]	This adjustment relates to the effect of using the Binomial Lattice option pricing model to revalue the embedded conversion features and warrants in connection with the First, Second, Third and Fourth Closings in 2010, as well as the Whalehaven & Alpha warrants on their grant dates, triggering dates, and quarter end dates.

[9]	This amount represents a typographical error in the amount previously disclosed.

Exhibit E
Interest Expense for six month ended June 30, 2010
     Interest expense increased primarily due to the issuance of debt instruments along with warrants, which are accounted for as derivative liabilities and the amortization of the related debt discounts and debt issuance costs during the six months ended June 30, 2010.
     The significant increase in interest expense from $566,251 to $21,930,380 for the six months ended June 30, 2009 compared to the same period in 2010, respectively, is primarily due to (i) $11,802,166 in excess fair value of the debt discount, recorded at origination, for the four closings in 2010 for the derivatives associated with the conversion feature and warrants, (ii) $733,832 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $5,283,623 of amortization of debt discounts and debt issuance costs on convertible debt balances.

	[1]	[2],[4]	[3]
	Fair Value of	Interest	Interest
	Derivatives in	Penalty	Penalty	Amortization	Amortization
	Excess of Debt	Added To	Not Added	of Debt	of Debt
	Discounts	Principal	To Principal	Issuance Cost	Discount	Total
	[7]		[7]	[8]	[8]
Senior Notes:

December 2008	$—	$—	$—	$77,164	$144,468	$221,632

January 2009	—	—	—	39,402	108,287	147,689

May 2009	—	—	—	30,288	68,011	98,299

June 2009	—	—	—	26,820	57,106	83,926

Other	—	—	—	12,121	—	12,121

Convertible Debt:

September 2008	—	—	—	—	49,216	49,216

Conversions	—	—	—	353,622	1,398,348	1,751,970

St. George	—	50,000	12,597	—	393,681	456,278

1st Closing	—	267,860	65,822	53,144	189,926	576,752

2nd Closing	3,391,180	1,742,121	381,393	92,711	1,143,787	6,751,192

3rd Closing	7,868,869	1,177,314	274,020	66,821	824,384	10,211,408

4th Closing	542,117	—	—	11,569	142,747	696,433

Incremental Cost of Shares and Warrants [5]						81,780

Interest on Debt [6]	—	—	—	—	—	791,684

Total Interest expense	$11,802,166	$3,237,295	$733,832	$763,662	$4,519,961	$21,930,380

[1]	This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

[2]	This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

[3]	This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

[4]	This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during Q2 of 2010.

[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in Footnote 6 to our financial statements for the quarter ended June 30, 2010.

Sum of [7]	$12,535,998 Total interest expense related to fair value of derivative instruments granted

Sum of [8]	$5,283,623 Total amortization of debt discount and debt issuance costs

Interest Expense for three months ended June 30, 2010
     Interest expense increased due to the issuance of debt instruments along with warrants, which are accounted for as derivative liabilities and the amortization of the related debt discounts and debt issuance costs during the three months ended June 30, 2010.
     The significant increase in interest expense from $332,034 to $20,767,706 for the three months ended June 30, 2009 compared to the same period in 2010, respectively, is primarily due to (i) $11,802,166 in excess fair value of the debt discount, recorded at origination, for the three closings in the second quarter of 2010 for the derivatives associated with the conversion feature and warrants, (ii) $733,832 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $4,429,763 of amortization of debt discounts and debt issuance costs on convertible debt balances.

	[1]	[2],[4]	[3]
	Fair Value of	Interest	Interest
	Derivatives in	Penalty	Penalty	Amortization	Amortization
	Excess of Debt	Added To	Not Added	of Debt	of Debt
	Discounts	Principal	To Principal	Issuance Cost	Discount	Total
	[7]		[7]	[8]	[8]
Senior Notes:

December 2008	$—	$—	$—	$41,862	$78,375	$120,237

January 2009	—	—	—	22,212	61,044	83,256

May 2009	—	—	—	16,753	37,617	54,370

June 2009	—	—	—	16,170	34,431	50,601

Other	—	—	—	6,060	(194,085)	(188,025)

Convertible Debt:

September 2008	—	—	—	—	(23,058)	(23,058)

Conversions	—	—	—	353,622	1,398,348	1,751,970

St. George	—	50,000	12,597	—	95,158	157,755

1st Closing	—	267,860	65,822	46,773	156,462	536,917

2nd Closing	3,391,180	1,742,121	381,393	92,711	1,143,787	6,751,192

3rd Closing	7,868,869	1,177,314	274,020	66,821	824,384	10,211,408

4th Closing	542,117	—	—	11,569	142,747	696,433

Incremental Cost of Shares and Warrants [5]						81,780

Interest on Debt [6]	—	—	—	—	—	482,870

Total Interest expense	$11,802,166	$3,237,295	$733,832	$674,553	$3,755,210	$20,767,706

	[1]	This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

	[2]	This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

	[3]	This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

	[4]	This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

	[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during Q2 of 2010.

	[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in footnote 6, as of June 30, 2010.

Sum of	[7]	$12,535,998 Total interest expense related to fair value of derivative instruments granted

Sum of	[8]	$4,429,763 Total amortization of debt discount and debt issuance costs

Exhibit F
PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements
Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)	Audited
	(restated)
ASSETS
Current assets:
Cash	$2,522,135	$12,145
Inventories	74,367	79,255
Debt issuance costs	1,528,750	1,288,910
Prepaid expenses and other current assets	27,167	57,778
Prepaid consulting	818,694	358,667

Total current assets	4,971,113	1,796,755
Property and equipment, net	81,670	83,547
Intangible assets, net	1,108,333	1,158,333
Receivable from JPI, net of allowance	2,675,000	2,675,000
Investment in JPI	17,738,007	20,500,000
Other assets	22,409	105,451

Total assets	26,596,532	$26,319,086

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$901,317	$1,542,974
Accrued salaries and wages	340,910	738,331
Accrued interest expense	783,010	432,337
Derivative liabilities	16,749,913	354,758
Deferred revenue	103,128	103,128
Convertible notes, net of discount	5,828,965	240,482
Current portion of notes payable, net of discount	2,312,576	1,316,667

Total current liabilities	27,019,819	4,728,677
Other long-term liabilities	—	295,830
Notes payable, net of current portion and debt discount	—	601,819

Total liabilities	27,019,819	5,626,326

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 31,380,278 and 22,682,116 shares issued at June 30, 2010 and December 31, 2009, respectively; 31,140,804 and 22,265,441 shares outstanding at June 30, 2010 and December 31, 2009, respectively	31,141	22,265
Additional paid-in capital	79,057,478	73,109,048
Accumulated deficit	(79,511,906)	(52,438,553)

Total stockholders’ equity (deficit)	(423,287)	20,692,760

Total liabilities and stockholders’ equity	$26,596,532	$26,319,086

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements